EXHIBIT 12

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                                           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                           OF TEXACO ON A TOTAL ENTERPRISE BASIS (UNAUDITED)
                                             FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND
                                          FOR EACH OF THE FIVE YEARS ENDED DECEMBER 31, 2000
                                          --------------------------------------------------
                                                         (Millions of dollars)


                                                             For the Three               Years Ended December 31,
                                                            Months Ended                 ------------------------
                                                           March 31, 2001       2000     1999      1998      1997    1996
                                                           --------------       ----     ----      ----      ----    ----
Income from continuing operations,  before provision or
   benefit for income taxes and cumulative effect of
   accounting changes effective 1-1-98.....................          $1,447    $4,457   $1,955    $  892   $3,514   $3,450
Dividends from less than 50% owned companies
   more or (less) than equity in net income................              10       145      189        --      (11)      (4)
Minority interest in net income............................              41       125       83        56       68       72
Previously capitalized interest charged to
   income during the period................................               5        22       14        22       25       27
                                                                     ------    ------   ------    ------   ------   ------
        Total earnings.....................................           1,503     4,749    2,241       970    3,596    3,545
                                                                     ------    ------   ------    ------   ------   ------
Fixed charges
   Items charged to income
     Interest charges......................................             146       561      587       664      528      551
     Interest factor attributable to operating
          lease rentals....................................              19        82       90       120      112      129
                                                                     ------    ------   ------    ------   ------   ------
        Total items charged to income......................             165       643      677       784      640      680

   Preferred stock dividends of subsidiaries
          guaranteed by Texaco Inc.........................              15        50       55        33       33       35
   Interest capitalized....................................              17        76       28        26       27       16
   Interest on ESOP debt guaranteed by Texaco Inc..........              --        --       --         3        7       10
                                                                     ------    ------   ------    ------   ------   ------
        Total fixed charges................................             197       769      760       846      707      741
                                                                     ------    ------   ------    ------   ------   ------

Earnings available for payment of fixed charges............          $1,668    $5,392   $2,918    $1,754   $4,236   $4,225
   (Total earnings + Total items charged to income)                  ======    ======   ======    ======   ======   ======

Ratio of earnings to fixed charges of Texaco
   on a total enterprise basis.............................            8.47      7.01     3.84      2.07     5.99     5.70
                                                                     ======    ======   ======    ======   ======   ======

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